[redacted]

09058366

AB 3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 27 2009
503

SEC FILE NUMBER
8- 23406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Centennial Securities Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3075 Charlevoix Dr., SE
(No. and Street)

Grand Rapids (City) Michigan (State) 49546 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Randall L. Hansen (616)942-7680
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maner Costerisan
(Name – *if individual, state last, first, middle name*)

2425 E. Grand River Ave, Suite 1 (Address) Lansing (City) Michigan (State) 48912 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24

OATH OR AFFIRMATION

I, Randall L. Hansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centennial Securities Company, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

LEE ANN BOWEN
NOTARY PUBLIC, STATE OF MI
COUNTY OF IONIA
MY COMMISSION EXPIRES Feb 8, 2011
ACTING IN COUNTY OF Kent

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Maner
Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

INDEPENDENT AUDITORS' REPORT

Members, Stockholders and Board of Directors
Centennial Securities Company, LLC

We have audited the accompanying statement of financial condition of Centennial Securities Company, LLC, as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Centennial Securities Company, LLC, as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Maner Costerisan P.C.

February 25, 2009

CENTENNIAL SECURITIES COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents:	$ 458,605
Receivables:	
Clearing organization	127,017
Commissions	131,288
Employees	31,056
Related Party	75,000
Other	2,000
Deposit with clearing organization	50,069
Prepaid expenses	73,125
Property and equipment, less accumulated depreciation	74,104
TOTAL ASSETS	$ 1,022,264

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Accounts payable	$ 109,254
Accrued compensation and other expenses	165,892
Note payable	16,226
Subordinated borrowings	100,000
TOTAL LIABILITIES	391,372
MEMBERS' EQUITY	630,892
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,022,264

See notes to consolidated financial statements.

CENTENNIAL SECURITIES COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents - For purposes of the statement of cash flows the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Receivables - Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts, if needed, through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. No allowance for doubtful accounts is considered necessary.

Commission income - Commission income is recorded on a trade date basis and normally settled within 30 days.

Property, equipment and depreciation - Property and equipment is recorded at cost. Major improvements and renewals are capitalized while ordinary maintenance and repairs are expensed. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Management annually reviews these assets to determine whether carrying values have been impaired.

The following useful lives are being used to depreciate property and equipment.

Leasehold improvements	5 - 7 years
Furniture and equipment	3 - 5 years

Income taxes - Centennial Securities Company, LLC is a limited liability company and has elected under the Internal Revenue Code to be treated as an S corporation. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders and members are liable for any income taxes due on their share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the consolidated financial statements. The Company incurs state income taxes and the financial statements include a provision for the current Michigan Business Tax amounting to $33,683.

Estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Advertising The Company expenses advertising costs as incurred.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

Centennial Securities Company, LLC (the "Company") is a securities broker-dealer and is registered with the Securities Exchange Commission and the states of Michigan, Ohio, Indiana, Illinois, Florida, and various other states. The Company is a licensed member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation.

The Company has entered into a membership agreement with the FINRA under which it is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(2)(ii). As such, the Company must clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmit all customer funds and securities to the clearing broker or dealer. The Company must refrain from holding customer funds or safe-keeping customer securities.

The Company introduces transactions and conducts business on a fully disclosed basis. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, it operates under certain exemptive regulatory provisions.

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and receivables.

The Company deposits its cash with financial institutions. Although such cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk.

Commissions and concessions receivable were substantially collected subsequent to year-end and are likewise considered subject to minimal risk. The Company's customers reside principally in western Michigan.

NOTE 3 - PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment consists of the following at December 31, 2008:

Leasehold improvements	$ 54,418
Furniture and equipment	290,496
	344,914
Less accumulated depreciation	270,810
Net property and equipment	$ 74,104
Depreciation expense	$ 39,638

NOTE 4 - DEBT

The Company has available a $250,000 line of credit with interest charged at the bank's prime rate (3.25% at December 31, 2008) less 0.25%. There were no borrowings outstanding at December 31, 2008. The agreement expires April 1, 2009.

The Company has a note payable outstanding for the repurchase of a membership interest in the amount of $16,226 due in monthly installments of $4,094 including interest at 5% and maturing April, 2009.

NOTE 5 – SUBORDINATED BORROWINGS

The Company has an outstanding subordinated note payable for the repurchase of a membership interest in the amount of $100,000. Interest is paid at 5%. Repayment of the note is subject to certain conditions including the maintenance of net capital levels and prior written approval from FINRA.

NOTE 6 - LEASES

The Company leases office space from a business related through common ownership under a non-cancelable operating lease that expires in 2009. Net rental expense under this agreement was $191,665 in 2008. The Company also leases additional office space from an outside party that expires in October 2009. Net rental expense under this agreement was $85,830 in 2008 The Company leases additional office space from an outside party under a month to month operating lease. Net rental expense under this agreement was $10,920 in 2008.

The Company leases certain equipment under a non-cancelable operating leases which expire at dates ranging between 2008 and 2009. Net rental expense under these agreements was $16,662 in 2008.

The following is a schedule of future minimum lease payments required under the non-cancelable operating leases as of December 31, 2008:

Year	Amount
2009	$ 157,056

NOTE 7 - REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the FINRA the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2008, the Company had regulatory net capital of $408,619 and a minimum regulatory net capital requirement of $100,000. The ratio of aggregate indebtedness to net capital was .71 to 1.

NOTE 8 - RETIREMENT PLAN

The Company maintains a retirement plan which covers substantially all employees and is qualified under Section 401(k) of the Internal Revenue Code. Under this plan, eligible employees are permitted to contribute up to 15% of gross compensation up to a maximum determined by the Internal Revenue Code. Company contributions to the plan are discretionary and determined by the Board of Directors. The Company contributed $24,000 to the plan for 2008.

NOTE 9 - MEMBERSHIP UNIT REPURCHASE AGREEMENT

The Members and the Company have the option to purchase any units offered for sale by members.

In the event of the death, disability, retirement, or termination of a member the remaining members have the option to purchase the units. The Company is obligated to repurchase any units not purchased by the remaining members. The purchase price under this provision is the amount agreed to periodically by the members. For 2008, the buyback provision was 100% of net book value.

Any amounts paid by the Company under this agreement are subject to the Company's ability to meet net capital requirements established by the Securities Exchange Act Rule 15c3-1.

NOTE 10 - ANNUAL REPORT

The consolidated statement of financial condition of the Company as of December 31, 2008, pursuant to Rule 17a-5, is available for examination at 3075 Charlevoix Drive SE, Grand Rapids, Michigan, at the Chicago Regional Office of the Securities and Exchange Commission and at the principal office of the Securities and Exchange Commission in Washington, D.C.

CENTENNIAL SECURITIES COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

YEAR ENDED DECEMBER 31, 2008

CONTENTS